SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER


                    Pursuant to Rule 13a-16 or 15d-16 of the

                         Securities Exchange Act of 1934


                           For the month of March 2002


                       FRESENIUS MEDICAL CARE CORPORATION
                 (Translation of registrant's name into English)


                              Else-Kroner Strasse 1

                                61346 Bad Homburg

                                     Germany

                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F  [X]             Form 40-F  [ ]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes  [ ]                   No  [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

         On March 27, 2002, the Registrant announced that, based on its calculation of its cumulative adjusted cash flow for the five years ended December 31, 2001, no special dividend would be payable on the Class D Special Dividend Preferred Stock of Fresenius Medical Care Holdings, Inc. Copies of Registrant's announcement, and of the computations and certificates referred to in that announcement, are annexed as exhibits to this Report.

                                    EXHIBITS

Exhibit 99.1          Investor News Release dated March 27, 2002

Exhibit 99.2 Chief Financial Officer's Certificate with respect to the calculation of Registrants Cumulative Adjusted Cash Flow for the five years ended December 31, 2001.

Exhibit 99.3 Opinion of KMPG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprufungsgesellschaft

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


DATE:  March 27, 2002


                                       FRESENIUS MEDICAL CARE AKTIENGESELLSCHAFT

                                       By: /s/ BEN LIPPS
                                           -------------------------------------
                                       Name:  Dr. Ben Lipps
                                       Title: Chairman of the Management Board



                                       By: /s/ ULF M. SCHNEIDER
                                           -------------------------------------
                                       Name:  Ulf M. Schneider
                                       Title: Member of the Management Board and
                                              Chief Financial Officer